UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Cabela’s Incorporated

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

126804 30 1
. . . . . . . . . . . . . . . . . . . . . . . .
(CUSIP Number)

December 31, 2012
. . . . . . . . . . . . . . . . . . . . . . . .
(Date of Event Which Requires
Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 126804 30 1

1	Name of Reporting Persons. I.R.S. Identification No. of above person (entities only). James W. Cabela

2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]

3	SEC Use Only

4	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power:
11,205,376(1)
	6	Shared Voting Power:
0
	7	Sole Dispositive Power:
11,205,376
	8	Shared Dispositive Power:
0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,205,376
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11	Percent of Class Represented by Amount in Row (9) 16.0%
12	Type of Reporting Person IN

__________________

(1)	Includes 10,402 shares of common stock held in the Cabela’s Incorporated 401(k) Savings Plan.

Item 1.

a.	Name of Issuer: Cabela’s Incorporated (the “Issuer”)

b.	Address of Issuer’s Principal Executive Offices: One Cabela Drive Sidney, NE 69160

Item 2.

a.	Name of Person Filing: James W. Cabela

b.	Address of Principal Business Office: James W. Cabela One Cabela Drive Sidney, NE 69160

c.	Citizenship: United States of America

d.	Title of Class of Securities: Common Stock, par value $0.01

e.	CUSIP Number: 126804 30 1

Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a(n): N/A

a.	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
b.	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
c.	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
d.	[ ]	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8);
e.	[ ]	Investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);
f.	[ ]	Employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);
g.	[ ]	Parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G);
h.	[ ]	Savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
i.	[ ]	Church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
j.	[ ]	Non-U.S. institution in accordance with section 240.13d-1(b)(1)(ii)(J);
k.	[ ]	Group, in accordance with section 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership
a.	Amount Beneficially Owned: 11,205,376

b.	Percent of Class: 16.0%

c.	Number of shares as to which such person has:

i.	Sole power to vote or to direct the vote: 11,205,376

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 11,205,376

iv.	Shared power to dispose or to direct the disposition of: 0

Item 5.
Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person N/A

Item 8.	Identification and Classification of Members of the Group N/A

Item 9.	Notice of Dissolution of Group N/A

Item 10.	Certifications N/A

Exhibits:

Exhibit 1:                      Power of Attorney

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2013

/s/ Brent LaSure
Brent LaSure on behalf of James W. Cabela, individually, pursuant to a Power of Attorney dated February 7, 2013, a copy of which is filed herewith as Exhibit 1.